October 17, 2007
Via Edgar Submission
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1103

Re:	Pediatrix Medical Group, Inc. File number 001-12111
Dear Mr. Rosenberg:
This letter is in response to the Staff’s comments, set forth in your letter of September 20, 2007 (the “Comment Letter”), addressed to the undersigned as Chief Financial Officer of Pediatrix Medical Group, Inc. (the “Company”), relating to the Annual Report on Form 10-K (the “Annual Report”) filed by the Company for the year ended December 31, 2006.
The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. Unless otherwise indicated, page references are to pages of the Annual Report and capitalized terms shall have the respective meanings ascribed thereto in the Annual Report. In the responses below, references to “we”, “our” and “us” refer to the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Revenue Recognition, page 43
1.	Comment:

For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006. In light of your recent $25.1 million settlement with the federal government regarding your billing practices and the changes in the contractual adjustments discussed in Note 5 to the financial statements, we believe that this information is useful to investors, as it will illustrate any changes in prior period estimates. If you continue to maintain,

Securities and Exchange Commission
October 17, 2007

as indicated in your January 20, 2005 letter to the Commission, that any such prior period adjustments are not material, please provide us with proposed disclosure that describes the internal policies and procedures you have in place (i.e. above and beyond reliance on external audits) to monitor and ensure the adequacy of your contractual adjustments.

Response:

As discussed in our January 20, 2005 letter to the Commission, we bill for the services provided by our affiliated physicians through the use of CPT codes. These codes, which are established by the American Medical Association, designate the specific services provided to the patient. Our contracts with commercial payors typically provide for a fixed fee schedule based upon the services provided or a set percentage of the charge billed for the services provided. Additionally, the state Medicaid programs provide payments based upon a fixed fee schedule for the services provided.

We estimate the allowance for contractual adjustments and uncollectible amounts based upon the services provided and the payors billed in a specific location. In addition, we review our outstanding accounts receivable on a monthly basis and evaluate our reserves based upon the aging and payor mix of the outstanding balances. On a routine basis we also compare our cash collections to recorded net revenue and perform a hindsight review of our historical accounts receivable reserves. Any adjustments to our prior period estimates are not material.

Our most recent filings contain disclosure regarding our settlement with certain governmental agencies regarding our billing practices. As a point of clarification, these settlements were not the result of incorrect payment on the CPT codes billed, which would impact our contractual allowance, but rather a disagreement regarding the level of service provided as compared to the level of service billed. Additionally, these settlements relate to billings for the period January 1996 through December 1999. Accordingly, these settlements did not have any impact on our contractual adjustments.
In light of the Staff’s comment and the discussion above, we propose to expand our disclosure in future filings to describe our internal procedures to monitor and ensure the adequacy of our contractual adjustments. The disclosure is as follows and will appear in “Revenue Recognition” in Management’s Discussion and Analysis of Financial Condition and Results of Operations:
Revenue Recognition

We recognize patient service revenue at the time services are provided by our affiliated physicians. Almost all of our patient service revenue is reimbursed

Securities and Exchange Commission
October 17, 2007

by state Medicaid programs and third-party insurance payors. Payments for services rendered to our patients are generally less than billed charges. We monitor our revenue and receivables from these sources and record an estimated contractual allowance to properly account for the anticipated differences between billed and reimbursed amounts. Accordingly, patient service revenue is presented net of an estimated provision for contractual adjustments and uncollectibles. Management estimates allowances for contractual adjustments and uncollectibles on accounts receivable based upon historical experience and other factors, including days sales outstanding (“DSO”) for accounts receivable, evaluation of expected adjustments and delinquency rates, past adjustments and collection experience in relation to amounts billed, an aging of accounts receivable, current contract and reimbursement terms, changes in payor mix and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed and the reimbursements by government-sponsored health care programs and insurance companies for such services. The evaluation of these historical and other factors involves complex, subjective judgments. On a routine basis, we compare our cash collections to recorded net patient service revenue and evaluate our historical allowance for contractual adjustments and uncollectibles based upon the ultimate resolution of the accounts receivable balance. These procedures are completed regularly in order to monitor our process of establishing appropriate reserves for contractual adjustments.

DSO is one of the key factors that we use to evaluate the condition of our accounts receivable and the related allowances for contractual adjustments and uncollectibles. DSO reflects the timeliness of cash collections on billed revenue and the level of reserves on outstanding accounts receivable. Any significant change in our DSO results in additional analyses of outstanding accounts receivable and the associated reserves. We calculate our DSO using a three-month rolling average of net patient service revenue. As of December 31, 20XX, our DSO was XX days and we had approximately $XXX million in gross accounts receivable outstanding. Considering the outstanding balance, a one percentage point change in our estimated collection rate would result in an impact to net patient service revenue of approximately $XX million.

Our net patient service revenue, net income and operating cash flows, may be materially and adversely affected if actual adjustments and uncollectibles exceed management’s estimated provisions as a result of changes in these factors. In addition, we are subject to audits of our billing by Medicaid and other third-party payors (see “Government Investigations” and Note XX to our Consolidated Financial Statements in this Form 10-K).

Securities and Exchange Commission
October 17, 2007

2.	Comment:

Additionally, please provide us with the information that follows in a disclosure-type format.
•	Describe and quantify the effect that reasonably likely changes in your “collection rate” estimate may have on your reported results, financial position and liquidity. Your discussion of a hypothetical example of a one percentage point change in gross accounts receivable related to this estimate does not appear to accomplish this objective.

•	Clarify why a change in your DSO metric drives the change in collection rate estimate so that an investor may understand the link between the one percentage point change in your collection rate estimate and a change in your DSO of, for example, 5 days.
Response:

Our allowance for contractual adjustments and uncollectibles is estimated at the time of revenue recognition and regularly evaluated as a component of accounts receivable based upon several factors. As mentioned above, these factors include the evaluation of historical collection experience, an aging of accounts receivable, current contract and reimbursement terms, changes in payor mix, the specific location in which services are provided and other relevant information. Additionally, as discussed in our letter dated January 20, 2005, DSO is a key indicator to management and the board of directors regarding the condition of our accounts receivable although not an indicator that results in any specific change to our reserves. The evaluation of all of these factors includes certain subjective judgments. The determination of our reserves is based upon the interrelation of these factors. Accordingly, we are unable to quantify the effect that a change in any one item, including DSO, would have on our reported results, financial position and liquidity. We have proposed expanded disclosure under “Revenue Recognition” as discussed above.
Notes to Consolidated Financial Statements, page 61
7. Goodwill and Other Assets, page 77
3.	Comment:

Your aggregate goodwill balance represents approximately 68% of your total assets as of December 31, 2006. In fiscal 2006 and 2005, you acquired physician practices for approximately $91 million. Please provide us with

Securities and Exchange Commission
October 17, 2007

additional information that supports your determination that you did not acquire other identifiable intangible assets in executing your physician practice acquisition transactions; for example, customer relationship assets or customer lists that meet the criterion outlined in paragraph 39 of SFAS No. 141. Refer to paragraph A14 of SFAS No. 141. Additionally, provide us the disclosure required by paragraph 51.b SFAS No. 141 to support your allocation of most of the purchase price associated with your acquisitions to goodwill.

Response:

As a point of background, most of the acquisitions we complete are physician practices that provide services in specific sub-specialty areas of medicine, primarily neonatology, maternal fetal medicine and pediatric cardiology. In general, these physicians do not act as primary care physicians and are only involved in the care of a patient at the request of other physicians or as a result of an emergency situation. A significant portion of the services provided by the physicians in these practices is the result of short-term relationships with the patients, such as the stay in a neonatal unit (our average length of stay is approximately 18 days), or the length of a pregnancy. As a result of the expertise and infrastructure that we have built in becoming the leading health care services company focused on physician services for newborn, maternal fetal and other pediatric sub-specialty care, a significant portion of the profit that we expect to generate from the practices that we acquire is the result of improvements that are made after the acquisition, including improved contracting with managed care organizations, improved collections, identification of growth initiatives, as well as, operating efficiencies and cost savings.

We incorporate our knowledge of physician practices and our intent with regard to the integration of these practices with our existing business as part of our overall evaluation of the cost of acquired physician practices and specifically intangible assets. We determine the value of specific tangible assets and liabilities first and then evaluate the residual value for any potential intangible assets. We complete the review and valuation of identifiable intangible assets based upon the criteria outlined in paragraph 39 of SFAS No. 141 and by considering the information contained in paragraph A14 of SFAS No. 141, including customer relationship assets and customer lists as mentioned by the Staff in its comment. In completing this evaluation, we focus on whether potential intangible assets meet the contractual/legal and separability criteria included in the statement and accordingly, we recognize intangible assets, primarily for physician and hospital agreements, at the time of acquisition.

In evaluating potential intangible assets, we have considered the value of customer relationships and customer lists. We have determined that these do

Securities and Exchange Commission
October 17, 2007

not meet the criteria for valuation under SFAS No. 141. As noted above, our customer relationships typically consist of short discreet episodes of care and the patients are non-recurring. Additionally, the customer lists are not of value for the practices as they are not used to generate ongoing business and, based upon specific state and federal laws, they cannot be leased or sold.

We have also reviewed the disclosure requirements outlined in paragraph 51.b of SFAS No. 141. We do not believe that this information is applicable to our disclosure since no individual acquisition meets the criteria of a material business combination. Additionally, we have considered our overall disclosure and determined that in future filings we will include additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations as disclosed below.

Overview

During 20XX, we acquired XX physician group practices, consisting of XX neonatal practices, XX maternal fetal practices and XX cardiology practices. Based upon past results, we expect that we can improve the results of these practices through improved managed care contracting, improved collections, identification of growth initiatives, as well as, operating efficiencies and cost savings based upon the significant infrastructure we have developed. Also ...
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In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 17, 2007

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5229 or alternatively, at the address or facsimile number provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address and facsimile number.

Sincerely,
/s/ Karl B. Wagner
Karl B. Wagner
Chief Financial Officer

cc:	Amy Bruckner Mary Mast